111 E. Wacker Drive, Suite 2800 Chicago, Illinois 60601 Tel 312.527.4000 Fax 312.527.2015 www.shefskylaw.com

Paul T. Jenson Direct Dial: (312) 836-4046 Direct Facsimile: (312) 275-7581 E-mail: pjenson@shefskylaw.com
IN REFERENCE TO:
025793-2

December 16, 2008

Mr. Daniel L Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	NTS Realty Holdings Limited Partnership
Form 10-K for the fiscal year ended December 31, 2007 Filed March 25, 2008
File No. 001-32389

Dear Mr. Gordon:

We are writing on behalf of our client, NTS Realty Holdings Limited Partnership (the “Company”), in response to the additional comment contained in the Staff’s letter dated December 4, 2008.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below the comment.

Consolidated Statements of  Cash Flows, page 39

We have reviewed your response to our comment, and note that you determined the Investment in joint ventures by minority interest, net, should be classified as a cash flow from investing activities because you believe the nature of the investment by the unaffiliated third-party is not a financing to the Company.  Please clarify why you believe this investment should not be accounted for as an investing activity.  Given that the acquired entity is consolidated in your financial statements, it appears that the contribution by the third party would be analogous to a financing rather than an investing activity.

RESPONSE:

The Company believes that the investments by an unaffiliated third-party using a tenant in common ownership structure are not a financing activity to the Company.  Certain information has been repeated from our November 14, 2008 response with added clarification.

During 2007, the Company acquired a majority tenant in common interest in two properties.  The Company acquired a 60% undivided interest in The Overlook at St. Thomas in Louisville,

Kentucky on March 14, 2007 and a 51% undivided interest in Creeks Edge at Stony Point in Richmond, Virginia on August 14, 2007.  An unaffiliated third-party investor acquired a 40% undivided interest in The Overlook at St. Thomas and a 49% undivided interest in Creeks Edge at Stony Point.  The aggregate purchase price paid by the Company and the unaffiliated third-party investor was approximately $46.0 million for The Overlook at St. Thomas and approximately $32.3 million for Creeks Edge at Stony Point.  The Company and the unaffiliated third-party investor purchased undivided tenant in common interests in the properties where each party brought its own investments to the closing and, independently from another, directly and without co-mingling of funds purchased its respective undivided tenant in common interests from the respective sellers.  As a result, the Company never received any cash from the unaffiliated third-party investor.  The investment in joint ventures by minority interest, net, of approximately $10.2 million was the amount of consideration the unaffiliated third-party investor paid at closing directly to the seller for their undivided interest in the properties acquired.  These properties were acquired with mortgages of approximately $36.0 million and $22.75 million, respectively, which were signed by the Company and the unaffiliated third-party investor pursuant to their respective interests in the properties.

The Company considered the guidance found in Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (“SFAS No. 95”) regarding the classification of cash receipts (paragraph 14), cash flows from investing activities (paragraphs 15-17) and cash flows from financing activities (paragraphs 18-20).  The approximately $78.3 million in consolidated purchases were listed as additions to land, buildings and amenities and classified as investing activities while the $58.75 million of consolidated proceeds on mortgages were listed as proceeds from mortgages payable and were classified as financing activities in the Company’s Consolidated Statements of Cash Flows.  The Company’s actual cash outlay for its undivided interest in the properties acquired was less than that gross, consolidated amount.  The Company chose to classify the unaffiliated third-party’s investment in their undivided interest in these two properties as an investing activity in its Consolidated Statements of Cash Flows because the Company believes that is a better measure of the cash it used to acquire its undivided interest in these two properties by effectively reducing the gross consolidated additions to land, buildings and amenities.  The Company did not bifurcate any of these amounts because they believed doing so may have been viewed as an attempt to account for this transaction using a proportionate accounting method.

Based on these facts and circumstances, the Company believes that the investment by the unaffiliated third-party is appropriately classified as an investing cash flow in its Consolidated Statements of Cash Flows and is as realistic a presentation of the actual cash flows experienced by the Company as possible.  We agree that it appears that the contributions by the unaffiliated third-party investor would be analogous to a financing activity had they made an investment in an entity that purchased a wholly undivided interest in these properties and was consolidated by the Company pursuant to its consolidation policy.  The Company will clarify its description of the investment made by the unaffiliated third-party by changing it to “Tenant in common investment in minority interest, net” in all future statements.

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s comments with respect to the Company’s Form 10-K for the year ended December 31, 2007.  The Company hopes that the information included in this response satisfies the Staff’s comments.

Please contact me if you have any questions or require additional information.

Sincerely,

SHEFSKY & FROELICH LTD.

/s/ Paul T. Jenson
Paul T. Jenson

PTJ/dja/1105517_1

cc:	Brian F. Lavin
Gregory A. Wells
Timothy Baker
Cezar M. Froelich